U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                           ---------------------------

                                                                SEC FILE NUMBER
                                                                    1-9299
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                                                                  CUSIP NUMBER
(Check One):                                                       413345109
[X] Form 10-K and Form 10-KSB  [ ] Form 10-KSB                 -----------------
[ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: October 31, 1999

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:  N/A
                                                       ------

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Read Attached  Instruction  Sheet Before  Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Harnischfeger Industries, Inc.
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Full Name of Registrant

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Former Name if Applicable

3600 South Lake Drive
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Address of Principal Executive Office (Street and Number)

St. Francis, Wisconsin 53235-3716
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City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On June 7, 1999, Harnischfeger Industries, Inc. (the "Company") and its domestic operating subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 27, 1999, the Company announced its commitment to sell or otherwise dispose of its Pulp and Paper Machinery segment. A hearing before the Bankruptcy Court to approve a Sale Order with respect to the sale of major parts of the segment began on January 19, 2000 and is scheduled to continue on February 1, 2000. Assessing the effects on the Company's financial statements from the Chapter 11 filing, the treatment of the Pulp and Paper Machinery segment as a discontinued operation, the actions to sell assets of the Pulp and Paper Machinery segment, and other developments has caused the preparation of the Form 10-K to take longer than anticipated.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Herbert S. Cohen             (414)                    486-6870
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        (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

                         Harnischfeger Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         January 31, 2000             By:   /s/  Herbert S. Cohen
     -------------------------------          ------------------------------
                                              Vice President, Controller and
                                              Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                                    EXHIBIT A
                                 TO FORM 12b-25
                         HARNISCHFEGER INDUSTRIES, INC.


On June 7, 1999, the Company and its domestic operating subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 27, 1999, the Company announced its commitment to sell or otherwise dispose of its Pulp and Paper Machinery segment. The earnings statement for fiscal 1999 will reflect the Company's Pulp and Paper Machinery segment as a discontinued operation as of October 31, 1999. Accordingly, the results of operations will reflect the Company's continuing mining equipment businesses. The results of operations will also reflect significant losses recorded in fiscal 1999 related to: losses from and loss on sale of discontinued operations; increased valuation allowances with respect to tax assets; and non-recurring and bankruptcy related charges and expenses. Because the Company has not completed its assessment of the effects of all of these matters, it cannot provide a reasonable estimate of all of the effects at this time.